Filed by Yellow Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Corporation

Commission File No.: 333-108081

Subject Company: Roadway Corporation

Commission File No.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002 and the “Risk Factors” outlined in Yellow’s Current Report on Form 8-K filed on August 4, 2003 and its Registration Statement on Form S-4, as amended, filed on October 17, 2003. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

ADDITIONAL INFORMATION

On October 17, 2003, Yellow filed a joint proxy statement/prospectus and Yellow and Roadway will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger. Information about the directors and executive officers of Roadway, their ownership of Roadway stock and their interests in the proposed merger transaction is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders and the joint proxy statement/prospectus related to the proposed merger.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release of Yellow Corporation dated December 3, 2003.

10990 Roe Avenue
Overland Park, KS 66211-1213
(913) 696-6100
(913) 696-6116 FAX
N E W S R E L E A S E
Y E L L O W C O R P O R A T I O N

December 3, 2003

For Immediate Release

YELLOW AND ROADWAY TO HOST INVESTOR MEETING IN NYC ON DECEMBER 10

OVERLAND PARK, KAN.—Yellow Corporation (NASDAQ: YELL) (Yellow) and Roadway Corporation (NASDAQ: ROAD) (Roadway) will host a meeting for investors and analysts on December 10, 2003 at 4:30 p.m. EST. The meeting will be held at the Sofitel Hotel, Grand Ballroom, 45 West 44th Street in New York City.

An update on the pending acquisition of Roadway by Yellow, along with an initial outlook for 2004, will be provided by Bill Zollars, Chairman, President and CEO of Yellow, Jim Staley, President and CEO of Roadway, and Don Barger, Senior Vice President and CFO of Yellow. A question and answer session will follow management comments.

The presentation and webcast can be accessed at www.yellowcorp.com, www.roadwaycorp.com or www.yellowroadwayinformationcenter.com. In addition, interested parties can listen to the presentation by dialing 800-289-0493, passcode 622562. A replay of the meeting will be available beginning at 9:30 p.m. EST on December 10 by dialing 888-203-1112, with passcode 622562.

The pending acquisition of Roadway by Yellow is expected to close on December 11, 2003. This closing date assumes that stockholders of both companies approve merger-related matters at the special stockholders’ meetings on December 9, 2003, and that all other conditions to the merger will be satisfied at the closing.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expected,” “assumes,” “will” and similar expressions are intended to identify forward-looking statements.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through wholly-owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people.

Analyst Contact: Stephen Bruffett
Yellow Corporation
913-696-6108
steve.bruffett@yellowcorp.com

Media Contact: Suzanne Dawson
Linden Alschuler & Kaplan
212-329-1420
sdawson@lakpr.com